October 29, 2007

Via Facsimile (202) 772-9202 and EDGAR
Michael Moran, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546

Re:	Companhia de Bebidas das Américas - AmBev (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed July 9, 2007
File No. 1-15194

Dear Mr. Moran:

This letter responds to your letter dated October 16, 2007 in connection with the above-referenced file. To facilitate your review, we have reproduced your comment in italics below and have provided our response immediately following your comment. Capitalized terms used herein without definition have the meanings given them in our annual report on Form 20-F for the year-ended December 31, 2006 (the “2006 20-F”).

Form 20-F/A for the fiscal year ended December 31, 2005 filed July 16, 2007

1.
We note your response to prior comment 1. As previously indicated, since the language of the certification relates to disclosure required to be included in the filing, a full amendment that includes the entire report accompanied by new certifications should be filed. Please file a full amendment that includes the entire report and new corrected signed certifications.

The Company will file a full amendment that includes the entire report along with corrected signed certifications.

Form 20-F for the fiscal year ended December 31,2006 filed July 9, 2007

Financial Statements

Note 1. Our Group and Operations, page F-11

2.
Please disclose the date it was agreed the options would no longer be exercised. In this regard, consistent with your response, please disclose that on April 13, 2006 BAC and AmBev agreed that BAC would not be permitted to exercise the BAC Option and AmBev would not be permitted to exercise the AmBev Option.

Please see revised disclosure set forth in response to comment 3 below.

3.
Further, please revise by including the language in your response to describe the AmBev Option. The disclosure as proposed states AmBev had the right to determine the exchange of class A shares of Quinsa for shares of AmBev whereas your response is clearer in stating that BAC granted AmBev the option to require BAC to exchange its shares in Quinsa for shares issued by AmBev.

The Company proposes to revise its disclosure as follows (changes in bold and underlined):

“As part of the share purchase agreement of Quinsa entered into in May 2002 (the “SPA”), the other joint controlling shareholders of Quinsa, Beverage Associates Corp. (“BAC”), had the right to exchange their 373.5 million class A shares of Quinsa for shares of AmBev (the “BAC Option”), in periods specified in each year beginning April 2003, or at any moment in which there was a change in the ownership structure of AmBev. In addition, BAC granted AmBev the option, exercisable in April of each year starting in 2009, to require BAC to exchange its class A shares of Quinsa for shares issued by AmBev (the “AmBev Option”).

On April 13, 2006, the Company entered into an agreement (the “BAC Agreement”) whereby (i) BAC agreed to sell all of its shares in Quinsa to AmBev for US$1,223.9 million (subject to certain adjustments) in lieu of shares issued by AmBev as originally provided for in the AmBev Option, (ii) BAC would not be permitted to exercise the BAC Option, and AmBev would not be permitted to exercise the AmBev Option, and (iii) the SPA would be terminated upon closing of the BAC Agreement.

On August 8, 2006, the Company closed the transaction with BAC under the BAC Agreement and acquired all the shares of Beverage Associates Holding LTD (“BAH”) for the total amount of R$2,738.8 (equivalent to US$1.25 billion), resulting in goodwill in the amount of R$2,331.1. With the closing of the operation, AmBev’s interest in Quinsa’s capital increased from 59.77% to 91.18%.

This agreement represents the last stage of the transaction started in May 2002, by which AmBev acquired an initial interest in Quinsa.”

Note 2. Summary of Our Significant Accounting Policies, page F-17 ac) Reclassifications, page F-26

4.
Footnote 1 to your response to prior comment 4 states that, “In such situations, where judicial deposits can be recovered only upon a favorable outcome of the dispute for the entity, the deposits shall be presented as a deduction of liabilities, . . .” As such, it appears that the right of offset only exists in situations where recovery of the deposit is dependent on a favorable outcome of the matter. If our understanding is correct, please add further disclosure stating that fact to clarify.

With respect to paragraph 53 of CVM Ruling No. 489, it is important to clarify that, under Brazilian law, judicial deposits by definition are only to be recovered by a defendant in the event of a favorable outcome in a dispute. In case of an unfavorable outcome, the judicial deposit are used by the courts to pay amounts owed to the opposing party1.  For the sake of completeness, it is worth noting that in some limited circumstances (e.g., certain labor claims), rather than using the judicial deposits, courts require defendants to pay the plaintiffs directly and subsequently recover the judicial deposit from the courts. However, this practice occurs on an exceptional basis and at the courts’ discretion.. Therefore, though the language of paragraph 53 appears to limit the right of set off, in reality there is no such limitation, as judicial deposits are only recovered in the event of a favorable outcome. Such language purports to further describe the characteristics and implications of a judicial deposit, and not to limit the set off to a specific situation.

Nevertheless, for the sake of clarity, the Company proposes to revise its disclosure as follows (changes in bold):

“. . . (iii) judicial (or escrow) deposits made by the Company in connection with ongoing litigation (with a probable likelihood of loss), which would be used to pay opposing parties in the event the Company is unsuccessful in such litigation, have been deducted from “Accrued Liability for Contingencies”, as further detailed in Note 13(a) to these financial statements.”

* * * * * * *

1 For the sake of completeness, it is worth noting that in some limited circumstances (e.g., certain labor claims), rather than using the judicial deposits, courts require defendants to pay the plaintiffs directly and subsequently recover the judicial deposit from the courts. However, this practice occurs on an exceptional basis and at the courts’ discretion.

In connection with responding to your comment letter, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the U.S. Securities Exchange Act of 1934;

(ii)
Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to contact Graham Staley at +55 11 2122-1428, or Pedro Mariani at +55 11 2122-1374, or by fax at +55 11 2122-1529.

Very truly yours,

Companhia de Bebidas das Américas—AmBev

By: /s/ Graham Staley
Name: Graham D. Staley
Title: Chief Financial Officer

By: /s/ Pedro Mariani
Name: Pedro Mariani
Title: General Counsel

cc:	Donna Di Silvio
Division of Corporation Finance

Kevin Kelley
Gibson, Dunn & Crutcher LLP

Brian Lane
Gibson, Dunn & Crutcher LLP